AMENDMENT NO. 2

                                     TO THE
                       SIMON TRANSPORTATION SERVICES INC.
                              INCENTIVE STOCK PLAN

         This Amendment No. 2 to the Simon Transportation Services Inc. Incentive Stock Plan (the "Amendment"), pursuant to Section 6.4 of the Plan, is made as of October 21, 1997. All terms in this Amendment shall have the meaning ascribed in the Plan, unless otherwise defined herein.

         Background. On August 16, 1995, all voting stockholders and all directors of Simon Transportation Services Inc., a Nevada corporation (the "Company"), adopted an Incentive Stock Plan (the "Plan"). On August 16, 1996, the Company adopted Amendment No. 1 to the Plan. The Board of Directors desires to further amend the Plan to increase the number of shares subject to the Plan, expand the definition of "Fair Market Value" to conform to proposed NASDAQ standards, conform the ISO issuance period to IRS guidelines with respect to the additional shares reserved under this Amendment, and define the restrictions placed upon transfer of awards issued under the Plan.

         In accordance with the foregoing, the Plan is hereby amended as set forth below:

         1. Article I is amended by deleting the second and third sentences of Section 1.6 and replacing them with a single sentence which shall read as follows:

                  The maximum number of shares of Common Stock which may be issued for all purposes under the Plan shall be One Million (1,000,000).

         2. Article II is amended by adding the following sentence to the end of Section 2.3:

                  "Fair Market Value" also may be determined by the closing price of the Common Stock on the date in question to the extent consistent with applicable laws and regulations.

         3. Article II is further amended by deleting existing Section 2.5.b. and replacing it with new Section 2.5.b., which shall read in its entirety as follows:

                  All   ISOs   must  be   granted   within   the   time   period
                  then-prescribed by applicable provisions of the Code and the regulations and interpretations thereunder.

         4. Article VI is amended by deleting existing Section 6.1 and replacing it with new Section 6.1, which shall read in its entirety as follows:

                  6.1      Transferability of Awards.

                           (a)      Incentive  Stock  Options.  ISOs  may not be
                  sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Participant, only by the Participant.

                           (b) Awards Other than Incentive  Stock  Options.  All
                  Awards other than ISOs may be transferred by the Participant to (i) the spouse, children, or grandchildren of the Participant ("Immediate Family Members"), (ii) a trust or trusts for the exclusive benefit of the Participant and/or Immediate Family Members ("Approved Trusts"), (iii) a partnership, limited liability company, or corporation in which Immediate Family Members or Approved Trusts are the only partners, members, or stockholders, or (iv) if specifically permitted in a Nonstatutory Stock Option agreement, other persons or entities, provided that subsequent transfers of transferred Options shall be prohibited except for transfers to the Participant or transfers by will or the laws of descent and distribution. Following transfer, the Options shall continue to be subject to the same terms and conditions as were applicable immediately prior to transfer, provided that the term "Participant" shall be deemed to refer to the transferee.

         5.       Article VI is further amended to delete the second sentence of
                  Section 6.12.

         This Amendment was duly adopted and approved by the Company's Board of Directors by unanimous written consent as of October 21, 1997.